Exhibit 99.1

PRESS RELEASE

October 16, 2014

Changes in Eksportfinans’ Board of Directors

Eksportfinans’ Council of Representatives has today passed resolutions on changes in the composition of the Board of Directors of Eksportfinans ASA. This comes as a consequence of yesterday’s appointment of Geir Bergvoll, the Chairman of the Board, as new President and CEO of the company.

Former Deputy Chairman of the Board, Sigurd Carlsen from Nordea is elected new Chairman of the Board of Eksportfinans. He is Chief Risk Officer in Nordea Bank Norge ASA. Previously, Sigurd Carlsen has held several management positions within amongst other risk management and finance in the Nordea Group, where he has been employed since 1986.

Member of the Board of Directors, Christian Berg, is elected new Deputy Chairman of the Board. He is a partner in HitecVision which he joined in 2012 after having been CEO of Hafslund ASA since 2006. Prior to this he held several leading positions within the Hafslund Group from 1998.

Bjørn Berg from DNB Bank ASA is elected as new member of the Board of Directors. He is Chief Investment Officer in DNB, where he has been responsible for the bank’s shareholding in Eksportfinans. He has held various management positions within finance since 1986, and has previous work experience as an accountant.

For further information, please contact:

Head of the Nomination Committee Frode Alhaug:

•	tel: +47 906 44 875

•	e-mail: Frode Alhaug@gmail.com

Contact person in Eksportfinans:

EVP Director of Staff / Communications Elise Lindbæk:

•	tel: +47 22 01 22 64 / +47 905 18 250,

•	e-mail: el@eksportfinans.no

  Facts about Eksportfinans ASA

Eksportfinans manages a solid portfolio of loans to the Norwegian export industry and foreign buyers of Norwegian capital goods. The loans are guaranteed by GIEK (The Norwegian Guarantee Institute for Export Credits) and/or banks. The company also manages a substantial portfolio of international securities. The business is funded through bonds and commercial paper issued in the international capital markets. Eksportfinans was established in 1962 and is owned by banks operating in Norway and the Ministry of Trade, Industry and Fisheries on behalf of the Norwegian government. Entering 2014 total assets amounted to approximately NOK 100 billion. The company is staffed by highly skilled individuals, around 50 in total, and is located in Dronning Maud’s gate (Vika) in central Oslo.

For more information about Eksportfinans, please refer to www.eksportfinans.no